May 8, 2024

VIA EDGAR

David P. Mathews
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    New Age Alpha Variable Funds Trust (the “Trust”) File Nos. 333-277580; 811-23944

Dear Mr. Matthews,

On March 1, 2024, the Trust filed the above-referenced registration statement on Form N-1A (the “Registration Statement”) for the New Age Alpha Large Core VA Fund, which is being renamed the NAA Large Core Series (the “Fund”). On April 2, 2024, you provided written comments regarding the Registration Statement. This correspondence filing responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

General Comments

1.	Comment: We note that portions of the registration statement are incomplete. In addition, a full financial review (e.g., seed financial statements, auditor’s report, consent, etc.) must be performed prior to declaring the registration statement effective. We will have accounting comments and may have additional other comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges your comment.

2.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments. In this regard, please also clarify in the disclosure appearing on page 17 of the Prospectus (in the section entitled “Mixed and Shared Funding”) whether the SEC exemption referred to is a mixed and shared funding order that was or will be applied for and obtained by the Trust, or whether this is in reference to compliance or reliance by insurers and their affiliates on applicable 1940 Act sections or other SEC exemptions or orders (See IM Guidance Update No. 2014-10 (Oct. 2014)).

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Response: The Trust expects to submit an exemptive application for manager-of-manager’s relief in May 2024. Along with the submission, the Trust expects to file a post-effective amendment to the Registration Statement.

Regarding the disclosure appearing on page 17 of the Prospectus under the section entitled “Mixed and Shared Funding,” the reference to “SEC exemption” in this section does not pertain to a specific mixed and shared funding order for the Trust. Instead, it relates to the general compliance and reliance by insurers and their affiliates on applicable sections of the Investment Company Act of 1940 and other SEC exemptions or orders as discussed in the SEC’s IM Guidance Update No. 2014-10 (October 2014). This guidance clarifies the methods by which expenses are allocated fairly and equitably among various funds, including those offered through variable annuities. The Trust and the insurers offering the variable annuities have structured their arrangements to ensure compliance with the principles set forth in the IM Guidance Update No. 2014-10. This includes equitable allocation of expenses that are jointly incurred by multiple funds or that benefit more than one fund, ensuring that each fund bears only its fair share of such costs.

3.	Comment: Please provide the name of the Fund’s independent registered public accounting firm in correspondence.

Response: Cohen & Company Ltd. is the Fund’s independent registered public accounting firm, which we will include in the pre-effective amendment to the Registration Statement.

4.	Comment: Please inform the staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: The Fund’s investment adviser will provide the initial seed capital.

PROSPECTUS

Fees and Expenses, page 1

5.	Comment: Please add a footnote to the fee table stating that expenses are based on estimates for the current fiscal year.

Response: The Fund has added the footnote.

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Principal Investment Strategies, pages 1-2

6.	The staff notes that Item 9 of the Prospectus should provide more details than Item 4 and should not be a verbatim retelling of Item 4 (See IM Guidance Update No. 2014-08 (June 2014)). With that in mind, and with regard to the comments below relating to disclosure of the Fund’s “Principal Investment Strategies” in Item 4 of the Prospectus, please consider adding the below requested additional details or explanations to the descriptions of the Fund’s principal investment strategies to Item 9 of the Prospectus (i.e., the “Additional Information Regarding the Fund’s Investment Objectives, Principal Investment Strategies and Related Risks” section):

a.	Comment: Please clarify the Fund’s intended focus on investments in “core” large capitalization securities by explaining in the disclosure what the Adviser considers to constitute the characteristics of “value” investing and “growth” investing and how those two investment styles differ.

Response: The Fund revised its Item 9 disclosure to address the comment.

b.	The disclosure suggests that the Fund will consider a security to be a large capitalization security if issued by a company with a market capitalization within the range of the companies within the S&P 500 Index. With regard to defining the Fund’s targeted market capitalization based on this Index:

i.	Comment: Please clarify what derivatives purchased by the Fund are intended to provide exposure to (as it appears that a word or phrase is missing immediately before the parenthetical in the 3rd bullet point of the first paragraph);

Response: The Fund revised its disclosure to address the comment.

ii.	Comment: Also clarify in the disclosure whether the Fund’s investments in derivatives based on indices other than the S&P 500 Index (see 4th bullet point of the first paragraph) will provide exposure to different large capitalization ranges than that represented by the S&P 500 Index;

Response: The Fund revised its disclosure to define “‘large-capitalization’ as companies in the top 70% of the capitalization of the U.S. equity market for actively traded securities.”

iii.	Comment: Identify or provide examples of the large-capitalization growth and large-capitalization value indices that the Adviser may deem appropriate for the Fund to gain exposure to via derivative instruments; and

Response: The Fund has removed the disclosure related to derivative instruments as it will not invest in them on a principal basis.

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iv.	Comment: Please explain supplementally why the Fund considers a company with market capitalization at the bottom end of the Index’s range to be a large capitalization company, and in your response, address whether such categorization is consistent with common industry usage, classification used by mutual fund rating organizations and definitions in recognized industry publications. See FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

Response: The Fund has revised its definition of “large capitalization” to mean “large capitalization” refers to companies in the top 70% of the capitalization of the U.S. equity market for actively traded securities. This definition is consistent with widely accepted definitions of small, mid, and large capitalization, which generally divides these definitions into the first 10%, the next 20%, and the next 70% of U.S. equity markets for actively traded shares.

c.	Comment: The disclosure refers to three “sleeves” of the portfolio – “actively managed equity,” “passively managed equity,” and “actively managed fixed income.” Please further clarify in the disclosure which components of the earlier-described primary investments of the Fund are deemed to be within each sleeve, the anticipated contributions of each sleeve to overall Fund performance, and the expected or estimated amounts of portfolio assets allocated to each sleeve.

Response: The Fund has revised the principal investment strategy section and removed this reference.

d.	Comment: Please provide further explanation and examples of the Adviser’s qualitative and quantitative securities selection processes, its credit research and other techniques it considers proprietary (in addition to ERF), which it expects in combination to contribute to the Fund’s goal of exceeding the total return of the Index, and also provide a general description of the Adviser’s initial investment process and ongoing diligence and monitoring of the Fund’s investment portfolio.

Response: The Fund has revised its disclosure as follows.

In selecting investments for the Fund, the Adviser uses qualitative and quantitative analysis, credit research, and other proprietary strategies to identify securities and other assets that, in combination, are expected to contribute to exceeding the total return of the Index. In buying and selling securities for the Fund, the Adviser will apply its proprietary Expectations Risk Factor (“ERF”) methodology to its security selection process. ERF uses an algorithm rooted in actuarial risk principles to construct a portfolio with exposure to returns across sectors, styles, geographies, and asset classes. The Fund defines “actuarial risk principals” as applying statistical and mathematical practices similar to those used in actuarial science.

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These practices use mathematics, statistics, and financial theory to evaluate various investment options’ potential risks and returns. Using an actuarial-based approach, ERF aims to identify undervalued and overvalued securities and assign them an ERF score, which is the probability that the issuer will not deliver growth to support the securities’ current price. By assigning these scores, the Adviser avoids the most likely overvalued securities and invests in the most likely undervalued securities. The Adviser’s team of portfolio managers and analysts then uses a qualitative bottom-up assessment of a company’s potential for success, including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions. As a result of this investment process, the Fund may invest in a limited number of sectors or industries.

e.	Comment: With respect to the description of the Adviser’s proprietary ERF methodology, please explain the meaning and relevance of “actuarial risk principals” to the methodology and describe in more detail what constitutes an “actuarial based approach” to the methodology.

Response: The Fund defines “actuarial risk principals” as applying statistical and mathematical practices similar to those used in actuarial science. These practices use mathematics, statistics, and financial theory to evaluate various investment options’ potential risks and returns. The Adviser deploys these practices in its proprietary ERF methodology to identify overvalued securities, select undervalued ones to generate alpha and create an uncorrelated portfolio with the Index. The Fund has added this definition to Item 9.

f.	Comment: Define the term “alpha” and explain how securities in the intended portfolio will be expected to yield alpha in a manner uncorrelated to the Index.

Response: The Fund has removed the reference to “alpha” in its investment strategy.

Principal Risks, pages 2-5

7.	Comment: Please consider whether the following risk factors may be applicable to the Fund and should be added to the disclosures of principal risks: (i) new fund risk; (ii) foreign currency risk; (iii) geopolitical risks; and/or (iii) value style and growth style investment risks.

Response: The Fund has added New Fund Risks but declined to add foreign currency, geopolitical, value, and growth style risks. While these risks may impact the Fund’s portfolio, the Adviser does not consider them principal risks.

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Other Investment Strategies and Related Risks – Portfolio Holdings and Disclosure Policy, page 12

8.	Comment: Also state, if applicable, that a description of the Fund’s policies and procedures concerning disclosure of portfolio securities will also be available on the Fund’s website.

Response: The Fund has added this disclosure.

Fund Management, page 12

9.	Comment: Please include a brief description of the Adviser’s experience as an investment adviser as required by Item 10(a)(1) of Form N-1A.

Response: The Fund has added this disclosure.

How the Fund Values Its Shares, pages 13-14

10.	Comment: Please clarify in the final paragraph of this section that an order to purchase or redeem shares will be priced at the NAV “next” calculated after the Fund’s receipt of an order in proper form.

Response: The Fund has clarified the disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 11-12

11.	Comment: Please revise the Fund’s fundamental policy with regard to concentration to also describe how the Fund will address investments in derivatives when determining compliance with its concentration policy.

Response: The Fund has removed the disclosure related to derivative instruments as it will not invest in them on a principal basis.

Management of the Trust, pages 15-16

12.	Comment: The disclosure in the sub-section entitled “Leadership Structure and Qualifications of Trustees” initially states (consistent with the chart above it) that there will be four Trustees, including three Independent Trustees. However, the final paragraph of this sub-section states that all Trustees will be Independent Trustees. Please clarify or revise, as necessary.

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Response: The Fund has corrected the disclosure to confirm that the Board will have three Independent Trustees and one Interested Trustee.

Portfolio Holdings Disclosure Policy, page 26

13.	Comment: With respect to the table summarizing the service providers that may receive non-public portfolio information, please clarify in the disclosure what is meant by the items denoted as “Contractual” and/or “Ethical” in regard to restrictions on use, and explain the differences and why certain service providers may be subject to one or both such restrictions.

Response: The Fund has added the following disclosure for clarification.

Contractual restrictions are limitations explicitly stated in a contract between the mutual fund and the service provider. The service provider is legally obligated to adhere to these restrictions, and violating them can lead to legal consequences. For example, a contractual restriction might prohibit the service provider from sharing the portfolio information with third parties. Ethical restrictions are limitations based on ethical guidelines or industry best practices. They may not be legally binding, but service providers are expected to adhere to them out of professional responsibility and integrity. For example, an ethical restriction might discourage using non-public information for personal gain. Certain service providers may be subject to one or both types of restrictions based on the nature of their services, the sensitivity of the information they handle, and the potential risks involved. For instance, a service provider handling highly sensitive information might be subject to contractual and ethical restrictions to ensure maximum information protection.

Part C

14.	Comment: Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

Response: The Fund confirms that it will file execute copies of the agreements listed in the exhibit index.

15.	Comment: The Fee Table, pages 14-15 of the Prospectus and pages 21-22 of the SAI reflect that the Fund will adopt a Distribution Plan under 1940 Act Rule 12b-1, but Item 28(m) (“Exhibits”) reflects that no such plan will be filed as an Exhibit. Please revise the disclosure and/or Part C to be consistent in this regard.

Response: The Registrant has revised the disclosure.

16.	Comment: Regarding Item 35 – Undertakings, please revise or explain in correspondence why the undertaking is not necessary for this initial registration statement.

Response: The Fund does not intend to raise its initial capital under Section 14(a)(3) of the Securities Act of 1933.

If you have any questions or comments, please contact the undersigned at (513) 991-8472 or bo@fintechlegal.io. Thank you in advance for your consideration.

Sincerely,

/s/ Bo James Howell

Bo James Howell

FinTech Law, LLC

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